Exhibit 99.4

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - JBS S.A. to be held on 29/04/2025

Shareholder’s Name

Shareholder’s CNPJ or CPF

E-mail

Instructions on how to cast your vote

This Distance Voting Ballot shall be filled out in case the shareholder decides to exercise his/her right to vote remotely on the matters on the agenda of JBS S.A.’s (“Company”) Extraordinary Shareholders Meeting, to be held on April 29th, 2025, at 10:00 a.m. (“EGM”), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 81 of March 29th, 2022, as amended (“CVM Resolution 81”).

For the Distance Voting Ballot to be considered valid, it is essential: (i) that all the fields below are filled out legibly, including the indication of the shareholders’ full name and Individual Taxpayers Register – CPF number or National Corporate Taxpayers Register – CNPJ number, as well as the indication of an e-mail address for possible contact; (ii) that all the pages of the Distance Voting Ballot be initialed by the shareholder; and (iii) that the end of the Distance Voting Ballot be signed by the shareholder or his/her legal representative, as the case may be and pursuant to the applicable law.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

As allowed by CVM Resolution 81, the Company’s shareholders may send instructions for filling out the Distance Voting Ballot to service providers for the collection and transmission of instructions for filling out this form, provided that said instructions are received within 4 (four) days prior to the date of the EGM, i.e., by April 25th, 2025.

To this end, shareholders should contact their custody agents, or the central depository, or the bookkeeper of the shares issued by the Company, and confirm the procedures established by them for transmitting instructions for filling in the remote voting form, as well as the documents and information required by them.

The submission of voting instructions directly to the central depository will be done through the electronic system provided by B3, via the “Área do Investidor” (available at https://www.investidor.b3.com.br/, in the “Serviços” section, click on “Assembleias em Aberto.”)

Alternatively, shareholders may send their voting instructions directly to the Company, , up to four (4) days before the date of the EGM (that is, until April 25th, 2025) (a) by registering the remote voting instructions directly on the “Atlas AGM” platform available on the link https://atlasagm.com, as well as in apps available for free on the Apple Store and Google Play Store under the name “Atlas AGM” or (b) by sending the completed BVD to JBS´s electronic or postal addresses.

If the shareholder opts to send the completed BVD to JBSs electronic or postal addresses, the shareholder must, in this case, submit, along with the voting instructions or the properly filled out and signed remote voting form, the following documents:

a) For individuals: identification document with the photo of the shareholder.

b) For legal entities: (i) last by-laws or consolidated articles of association and the corporate documents proving the legal representation of the shareholder; and (ii) identification document with the photo of the legal representative.

c) For investment funds: (i) last consolidated investment fund’s regulations, properly registered with the competent body; (ii) by-laws or articles of association of its asset manager or fiduciary manager, as the case may be, subject to the fund’s voting policy and corporate documents that provide legal representation rights for representative(s) to attend shareholder’s meetings; (iii) and identification document with the photo of the legal representative.

If the shareholders choose to submit the voting instructions via the “Atlas AGM” platform, the shareholder must access the link https://atlasagm.com or the “Atlas AGM” app, available for free on the Apple Store and Google Play Store. If this is the first time accessing the platform, the shareholder must click on the “Create your account” option and follow the instructions provided by the platform to complete the registration. If the shareholder has already accessed the “Atlas AGM” platform, they should enter the same email and password previously registered. The shareholders will not request to participate remotely in the EGM, considering that it will be held exclusively in person. After registering on the platform, shareholders must submit the documentation indicated above and then fill out their voting instructions, digitally signing the remote voting form at the end.

Any voting instructions or forms submitted and/or received by the Company “Atlas AGM” platform or via the e-mail address: ri@jbs.com.br, respectively, after April 25th, 2025 will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system’s participation, when that is the case.

The Distance Voting Ballot may be delivered directly to the Company, together with a simple copy of the required documents, addressed to the Investor Relations Officer (i) in physical copies to the following address: Avenue Marginal Direita do Tietê, n. 500, Block II, 3rd floor, Vila Jaguara, ZIP Code 05.118-100, São Paulo/SP, Brazil; (ii) in scanned copies to the address ri@jbs.com.br, or (iii) the shareholder may send remote voting instructions to the e-mail address https://atlasagm.com (upon prior registration on the “Atlas AGM” platform).

We ask that, if the shareholders choose to send the documents directly to the Company, they prefer to send scanned copies of the Distance Voting Ballot, accompanied by simple copies of the documents required by the Company, to the Company’s electronic address, or to sending the voting instructions via the “Atlas AGM” platform, accompanied by the documents required under the previous item.

Once the voting instructions and the required documentation are received, the Company will notify the shareholder of its receipt and of its validation or non-validation, pursuant to CVM Resolution 81, by sending an e-mail to the e-mail address informed by the shareholder on the distance voting ballot, within 3 (three) days as of its receipt.

If the form is sent directly to the Company and is not fully filled and/or is not accompanied by the supporting documents required by the Company, it will be disregarded, and the shareholder will be informed at the aforementioned e-mail address.

The distance voting ballot and the mentioned documents must be received by the Company no later than 4 (four) days before the date of the EGM (that is, no later than April 25th, 2025). Any bulletins received by the Company after this date will be disregarded.

Further information regarding the electronic system for accessing the General Meeting can be found in the Management Proposal, which is available to shareholders on the Company’s Investor Relations website (https://ri.jbs.com.br/), the Brazilian Securities and Exchange Commission (www.cvm.gov.br), and B3 (www.b3.com.br).

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A.

Cidade de Deus, s/n, Prédio Amarelo, 2º andar

Vila Yara - Osasco/SP

ZIP CODE 06029-900

4010/Departamento de Ações e Custódia

Escrituração de Ativos

Carlos Augusto Dias Pereira

Tel.: (11) 3684-9441 - Ramal: 49441 - Fax: (11) 3684-2811

E-mail: dac.escrituracao@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

[Simple resolution]

1. To resolve on the Protocol and Justification of the Merger of Condesa Norte Indústria e Comércio Ltda. by the Company (“Condesa Protocol”).

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

2. To resolve on the ratification of the appointment and hiring of Factum Avaliações e Consultoria S/S – EPP to prepare the appraisal report of Condesa net equity (“Condesa Appraisal Report”).

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

3. To resolve on the Condesa Appraisal Report.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

4. To resolve on the merger, by the Company, of Condesa, to be carried out in accordance with the terms and conditions established in the Condesa Protocol.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

5. To resolve on authorization for the Company’s Executive Board to perform all acts necessary or convenient to the implementation of the approved resolutions.

[    ] Approve [    ] Reject [    ] Abstain

City:

Date:

Signature:

Shareholder´s Name:

Phone Number:

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